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                              June 22, 2023

       Mark Walsh
       Chief Executive Officer
       Savers Value Village, Inc.
       11400 S.E. 6th Street, Suite 125
       Bellevue, WA 98004

                                                        Re: Savers Value
Village, Inc.
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed June 20, 2023
                                                            File No. 333-261850

       Dear Mark Walsh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

       Amendment No. 9 to Registration Statement on Form S-1

       Prospectus Summary
       Recent Developments
       Preliminary Estimated Unaudited Financial Results, page 18

   1.                                                   Please include
qualitative and quantitative disclosure by providing estimates for financial statement line items
such as operating expenses and material other expenses that give investors a sense of
how your total operating costs were impacted for the same periods presented here, with a
view to understanding whether there were any material trends that differed from your
historical results to put amounts provided into context. Regarding the impact of cost of
merchandise sold on net income disclosed here, discuss the reason for the increase and how
the increase in cost of merchandise sold, as well as the related
 Mark Walsh
Savers Value Village, Inc.
June 22, 2023
Page 2
      impact on the following key metrics you disclose elsewhere of cost of merchandise sold as a percentage of net sales and cost of merchandise sold per pound processed, for the periods presented compares to that for your recent interim and annual historical periods and any associated known material trends.
Recent Developments, page 18

2.    We note your disclosure that your final results    may differ materially
  from the estimates
      you are presenting. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.
       You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                              Sincerely,
FirstName LastNameMark Walsh
                                                              Division of
Corporation Finance
Comapany NameSavers Value Village, Inc.
                                                              Office of Trade &
Services
June 22, 2023 Page 2
cc:       Christodoulos Kaoutzanis
FirstName LastName